UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cytec Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cytec Industries Inc.

Five Garret Mountain Plaza

Woodland Park, New Jersey 07424

Cytec Employees’ Savings Plan

December 31, 2010 and 2009

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Plan Administrator of

Cytec Employees’ Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

of the Cytec Employees’ Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Cytec Employees’ Savings Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2010 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bridgewater, New Jersey

June 27, 2011

Report of Independent Registered Public Accounting Firm

To Participants and Plan Administrator of

Cytec Employees’ Savings Plan

Report of Independent Registered Public Accounting Firm

To Participants and Plan Administrator of

Cytec Employees’ Savings Plan

We have audited the accompanying statement of net assets available for benefits of Cytec Employees’ Savings Plan (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Cytec Employees’ Savings Plan as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

June 25, 2010

Bridgewater, New Jersey

Cytec Employees’ Savings Plan

Statements of Net Assets Available For Benefits

At December 31, 2010 and 2009

	2010	2009
Assets
Plan interest in Cytec Industries Inc. Savings Plans Master Trust, at fair value	$333,855,610	$269,916,017

Total investments	333,855,610	269,916,017

Receivables:
Notes receivable from Participants	3,891,416	3,288,392
Company contributions receivable	604,904	251,581
Participant contributions receivable	457,403	443,939

Total receivables	4,953,723	3,983,912

Net assets available for benefits at fair value	338,809,333	273,899,929

Adjustment from fair value to contract value for interest in Cytec Industries Inc. Savings Plans Master Trust related to fully benefit-responsive investment contract	(2,561,162)	(1,497,868)

Net assets available for benefits	$336,248,171	$272,402,061

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings Plan

Statement of Changes in Net Assets Available For Benefits

For the Year Ended December 31, 2010

2010
Investment income
Plan interest in Cytec Industries Inc. Savings Plans
Master Trust income	$51,975,246

Total investment income	51,975,246

Interest income, notes receivable from Participants	191,356

Contributions
Company contributions	17,848,394
Participant contributions	14,828,065

Total contributions	32,676,459

Total additions	84,843,061

Benefits paid to Participants	20,963,723
Redemption fees paid	2,472

Total deductions	20,966,195

Net increase prior to asset transfer	63,876,866

Assets transferred out to the Cytec Employees’ Savings and Profit Sharing Plan	(30,756)

Net increase	63,846,110

Net assets available for benefits:
Beginning of year	272,402,061

End of year	$336,248,171

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Cytec Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective April 1, 2007, for the benefit of employees of Cytec Industries Inc. (“Cytec” or “the Company”) and employees of its participating subsidiaries. All qualifying U.S. salaried and non-bargaining employees are eligible to participate in the Plan.

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through the contributions to the Cytec Stock Fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Master Trust

On April 2, 2007, the Company established the Cytec Industries Inc. Savings Plans Master Trust (the “Master Trust”) in the custody of Vanguard Fiduciary Trust Company (“VFTC”, the Trustee as defined by the Plan). The Master Trust consists of the assets of the Plan and the Cytec Employees’ Savings and Profit Sharing Plan (the “Existing Savings Plan”).

Participant Contributions

Participating employees (“Participants”) may contribute to the Plan as of the first payroll date after the first of the month following their one month anniversary (as defined in the Plan). Contributions are made through payroll deductions (subject to IRS limitations) which may range from 1% to 50% of such Participant’s Earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof. Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” equal to a specified dollar amount on a before tax basis. Pursuant to an automatic enrollment provision, a Participant’s earnings are automatically reduced and contributed to the Plan as of the enrollment date by at least 3% per year (subsequently increasing annually by 1% per year in subsequent Plan Years until reaching 6%) unless the Participant opts out.

Rollovers into Plan

Participants may elect to rollover eligible balances from other qualified plans, under IRS regulations, as defined in the Plan.

Company Contributions

Matching contributions made by the Company are equal to 100% of such Participants’ contributions up to the first 6% of the Participants’ earnings.

All Company matching contributions for Participants are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc. The Pension Protection Act of 2006 mandates that employers provide retirement plan participants with greater flexibility for investing in company stock, for selling it and for investing the proceeds from the sale of company stock in other assets. The Plan allows Participants with three or more years of service to diversify the portion of their accounts that are invested in company stock obtained as a result of Company matching contributions.

The Plan provides for a Company non-discretionary profit sharing contribution of 3% of a Participant’s earnings. The Plan also provides for a non-discretionary profit sharing contribution (“transition credit”) ranging from 1.0% to 10.0% of a Participant’s annual pay per year for all Participants with more than 10 years of service as of December 31, 2007. This transition credit is provided as a part of the transition of long service employees from the Company’s defined benefit pension plan to the Plan and shall apply for a limited period (for ten years or until December 31, 2017).

Cytec Employees’ Savings Plan

Notes to Financial Statements

Company matching contributions under the Plan were suspended as of the first payroll date that included only eligible earnings on and after May 1, 2009. The Company continued to make profit sharing contributions equal to 3% of pay and continued to provide transition credits to qualified Participants. Company matching contributions were re-instated effective January 1, 2010.

Vesting

All units representing Participant contributions, and earnings or losses thereon, are fully vested at all times. All Company match and profit sharing contributions become 100% vested after two years of service. Forfeitures are used to reduce Company matching contributions. During 2010, forfeitures of approximately $248,000 were used to reduce Company contributions. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $8,336 and $79,027, respectively.

Participant Accounts

Each Participant account is credited with the Participant’s contribution and an allocation of the Company’s contribution and investment earnings, and charged with certain investment fees. Allocations are based on earnings or account balance, as defined in the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Withdrawals

During employment, a Participant may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to Participant and Company contributions and earnings or losses thereon, subject to certain restrictions.

A Participant can make hardship withdrawals of Participant before-tax contributions which will preclude the Participant from making additional Participant before-tax contributions to the Plan for a six-month period. Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2.

Benefit Payments

On termination of service due to death, disability, or retirement, a Participant or the Participant’s beneficiary may elect to receive either a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account or monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code). For termination of service for other reasons, a Participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Minimum distributions are required to begin by April 1 of the calendar year following the later of:

•	The calendar year in which the Participant attains 70 1/2 years of age; or

•	The calendar year in which the Participant terminates employment from the Company.

Notes Receivable from Participants

A Participant may borrow up to fifty percent of the value of such Participant’s before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000, reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a “principal residence” must be repaid in one to fifteen years, at the Participant’s option. Loans for all other purposes must be repaid in one to five years, at the Participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent with such rate fixed for the term of the loan at the time

Cytec Employees’ Savings Plan

Notes to Financial Statements

the loan is approved. The applicable rate on loans issued during 2010 was 4.25%. The applicable rates on loans issued during 2009 ranged from 4.25% to 5.00%. No more than one loan from the Plan to a Participant shall be permitted at any time. All principal and interest payments made by the Participant are credited back to the Participant’s account. Delinquent Participant loans are reclassified as distributions based upon the terms of the plan document.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which amended ASC 820. The Plan has adopted the provisions of ASU 2010-06 that are effective for reporting periods beginning after December 15, 2009 regarding disclosures of significant transfers in and out of Level 1 and Level 2 assets and description of the reasons for the transfers. The Plan is currently evaluating the additional disclosures that are effective for fiscal years beginning after December 15, 2010 regarding reporting purchases, sales, issuances, and settlements for Level 3 assets on a gross basis.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement. The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term “fair value” in US GAAP and International Financial Reporting Standards. The amendment clarifies how to apply the existing fair value measurements and disclosures. For fair value measurements classified within level 3, an entity is required to disclose quantitative information about the unobservable inputs. A reporting entity is also required to disclose additional information like valuation processes, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs.

For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011. Early application for public entities is not permitted. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). The ASU requires that participant loans be classified as a notes receivable from participants in the financial statements of a defined contribution pension plan, measured at the unpaid principal balance plus accrued, but unpaid interest. The Plan adopted the

Cytec Employees’ Savings Plan

Notes to Financial Statements

provisions of ASU 2010-25, which is effective for fiscal years ending after December 15, 2010, and it is applied retrospectively, by reclassifying participant loans on the Statement of Net Assets Available for Benefits for all years presented. Participant loans which become delinquent are classified as deemed distributions based upon terms of the plan document.

Codification

In June 2009, the FASB issued “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”, (“FASB Codification”) which is effective for reporting periods ending after September 15, 2009. The FASB Codification is the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related accounting literature. The FASB Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. The adoption of the FASB Codification did not impact the Plan’s financial statements.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition of the Master Trust

The Plan’s interest in the Master Trust investments is stated at fair value. If available, quoted market prices are used to value the investments held in the Master Trust.

The fair value of the Plan’s interest in the Master Trust is based on the underlying fair values of the specific investments held by the Master Trust and allocated using the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions.

Purchases and sales of securities are recorded on a trade-date basis. Related realized gains and losses on securities transactions are calculated based upon the average cost of securities sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments are recorded when paid.

3.	Interest in Master Trust

Plan investments are in the Master Trust, which was established for the investment of assets of the Plan and the Existing Savings Plan. Each participating savings plan has an interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The Plan’s interest in the net assets of the Master Trust was approximately 59.7% and 57.4% at December 31, 2010 and 2009, respectively. Investment income or loss related to the Master Trust is allocated to each plan based upon the individual plan’s interest in the Master Trust.

Cytec Employees’ Savings Plan

Notes to Financial Statements

The following table represents the total value of investments in the Master Trust:

	As of December 31,
	2010	2009
Investments, at fair value

Mutual Funds	$273,940,845	$230,154,888
Common Stock Fund	143,721,325	101,983,378
Common/ Collective Trust	141,704,497	139,005,438

Total investment in Master Trust	559,366,667	471,143,704

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,714,741)	(3,425,479)

Net assets held in Master Trust	$553,651,926	$467,718,225

The net investment income of the Master Trust was composed of the following:

For the Year Ended December 31, 2010

Net appreciation in fair value of investments
Mutual Funds	$29,283,871
Common Stock Fund	47,153,863

76,437,734

Interest	4,014,315
Dividends	5,287,408

Net investment income	$85,739,457

4.	Non-Participant Directed Funds

All investments are Participant directed with the exception of Cytec matching contributions which are solely invested in the Cytec Stock Fund.

Information about the Plan’s net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2010	2009
Net Assets
Cytec Stock Fund, at fair value	$50,507,057	$34,002,362

Cytec Employees’ Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2010
Changes in Fair Value of Cytec Stock Fund

Balance at beginning of year	$34,002,362
Changes in net assets available for benefits
Contributions	8,247,189
Net appreciation	16,048,391
Benefits paid to Participants	(2,258,365)
Transfer to Participant directed investments	(5,532,520)

Balance at end of year	$50,507,057

5.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•    Quoted prices for similar assets or liabilities in active markets;

•    Quoted prices for identical or similar assets or liabilities in inactive markets;

•    Inputs other than quoted prices that are observable for the asset or liability;

•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Master Trust assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Company common stock fund: the Cytec Stock Fund is valued at its year-end unit closing price. The year-end unit closing price is comprised of the year-end market price of shares of Cytec common stock owned by the Cytec stock fund, plus a small amount invested in a money market fund for purposes of liquidity (the money market fund represents 0.09% and 0.30% of total value of the Cytec stock fund as of

Cytec Employees’ Savings Plan

Notes to Financial Statements

December 31, 2010, and 2009, respectively). Each unit of the Cytec stock fund represents the equivalent of approximately 1.82 shares of Cytec common stock plus a proportionate share of any cash equivalents. The common stock is valued at the closing price reported on the New York Stock Exchange (the active market on which the securities are traded). The fair value of cash equivalents approximates cost.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end. A 2% redemption fee is paid to the Vanguard International growth fund if held less than two months. A redemption fee of 1% is paid to the Vanguard PRIMECAP fund if held less than one year. No other mutual funds held by the Plan have redemption fees.

Collective trust: The Master Trust invests in the Vanguard Retirement Savings Plan Trust V (“VRST”), which is a common/collective trust. The VRST invests solely in the Vanguard Retirement Savings Master Trust (the “Trust”). The VRST’s value in the Trust is valued at the unit value of the Trust. As of December 31, 2010 and 2009, the Trust investments are comprised of alternative investment contracts, traditional insurance contracts as well as cash equivalents of approximately 92%, 5% and 3%, and 82%, 6% and 12%, respectively. There are no redemption notices, restrictions or unfunded commitments related to the VRST.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2010 and 2009:

	Master Trust Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic large cap	$76,501,185	$—	$—	$76,501,185
Balanced	99,014,977	—	—	99,014,977
Domestic growth	48,636,431	—	—	48,636,431
International growth	26,095,752	—	—	26,095,752
Fixed income	20,720,342	—	—	20,720,342
Domestic mid cap	1,641,275	—	—	1,641,275
Domestic small cap	1,323,199	—	—	1,323,199
Other	7,684	—	—	7,684

Total mutual funds	273,940,845	—	—	273,940,845

Company common stock fund	—	143,721,325	—	143,721,325
Collective Trust	—	141,704,497	—	141,704,497

Total assets at fair value	$273,940,845	$285,425,822	$—	$559,366,667

Cytec Employees’ Savings Plan

Notes to Financial Statements

	Master Trust Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic large cap	$67,955,391	$—	$—	$67,955,391
Balanced	79,744,052	—	—	79,744,052
Domestic growth	41,655,771	—	—	41,655,771
International growth	23,245,857	—	—	23,245,857
Fixed income	17,475,496	—	—	17,475,496
Other	78,321	—	—	78,321

Total mutual funds	230,154,888	—	—	230,154,888

Company common stock fund	—	101,983,378	—	101,983,378
Collective Trust	—	139,005,438	—	139,005,438

Total assets at fair value	$230,154,888	$240,988,816	$—	$471,143,704

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2 or 3.

6.	Parties-in-interest Transactions

Certain Plan investments are shares of mutual funds and a collective fund managed by VFTC, the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7.	Plan Expenses

Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Master Trust.

8.	Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time. In the event of plan termination, Participants will become 100 percent vested in their accounts.

9.	Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense

10.	Tax Status of the Plan

The Company is in the process of obtaining a determination of the tax exemption status for the Plan from the Internal Revenue Service. The Company believes the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from the federal income taxes under provisions of Section 501(a) of the Internal Revenue Code.

Cytec Employees’ Savings Plan

Notes to Financial Statements

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions: however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

11.	Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and Participant account balances. Users of these financial statements should be aware that if the financial markets’ recent volatility should continue in subsequent periods, it could significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2010 may not necessarily be indicative of amounts that could be realized in a current market exchange.

12.	Transfer of Plan Assets

During the 2010 Plan year, assets totaling $30,756 were transferred out of the Plan to the Existing Savings Plan related to bargaining unit Participants who transitioned to a non-bargaining unit position in the prior year and who later transitioned back to their bargaining unit positions. Under the terms of their contracts, these Participants have up to two years to return to a bargaining unit position.

13.	Subsequent Events

On February 28, 2011, the Company has sold substantially all of the assets and certain liabilities of its Building Block Chemicals business. During 2011, approximately 10% of total investments and 13% of notes receivable from Participants at December 31, 2010 will be transferred out of the Plan.

14.	Reconciliation of Financial Statements to Form 5500

The investment in the VRST is recorded at fair market value on the Form 5500. The financial statements include an adjustment from fair value to contract value for VRST. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Forms 5500:

	2010	2009

Net assets available for benefits per the financial statements	$336,248,171	$272,402,061
Adjustment from fair value to contract value for fully-benefit responsive investment contract	2,561,162	1,497,868

Net assets available for benefits per the Form 5500	$338,809,333	$273,899,929

Cytec Employees’ Savings Plan

Notes to Financial Statements

The following is a reconciliation of the changes in net assets per the financial statements at December 31, 2010 to the Form 5500:

2010
Net investment income per the financial statements	$51,975,246
Adjustment from fair value to contract value for fully-benefit responsive investment contract	1,063,294

Net investment income per the Form 5500	$53,038,540

Cytec Employees’ Savings Plan

Schedule H, line 4i- Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issuer, borrower, lessor, or similar party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

* Participant loans (notes receivable from Participants)	Rates ranging from 4.25% to 10.5% Due through 2025	$3,891,416

*	Represents a party-in-interest to the Plan.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cytec Employees’ Savings Plan

By:	/s/ Marilyn R. Charles
Marilyn R. Charles
Plan Administrator

June 27, 2011

EXHIBIT INDEX

23.1	Consent of EisnerAmper LLP

23.2	Consent of Amper , Politniner, & Mattia, LLP